FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:         February, 2003

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 13th day of February, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

CLEARLY CANADIAN ANNOUNCES APPOINTMENT OF NEW DIRECTOR
AND PRIVATE PLACEMENT

VANCOUVER, B.C., February 12, 2003 — Clearly Canadian Beverage Corporation (TSE: CLV; OTCBB: CCBC) is pleased to announce the appointment of Philip J. Langridge FRICS., to its Board of Directors.

Mr.     Langridge brings more than 30 years of business experience to the Board, specializing in the investment and commercial property market in the U.K., the U.S. and Canada. He is currently the Chairman and CEO of Churchill Property Group Inc., a national real estate investment, development and management company that operates in Canada and the United States. Mr. Langridge has also served as Vice President for Development for British Pacific Properties in Canada and Managing Director of Real Estate Investments for Macluan Capital, and is a fellow of the Royal Institution of Chartered Surveyors.

In connection with his appointment, Mr. Langridge has agreed to subscribe for 125,000 units of the Company at a price of $0.80 per unit, with each unit consisting of one common share of the Company and one share purchase warrant. Each warrant will entitle Mr. Langridge to purchase one additional common share of the Company at a price of $0.80 for a period of one year. Proceeds from the subscription will be used for working capital purposes.

The Company also reports that it has granted incentive stock options to certain officers and directors, including Mr. Langridge, to acquire up to an aggregate of 230,000 shares of the Company. Such stock options have been granted for a 10 year term and are exercisable at a price of $0.70 Cdn per share (based on the average closing price of the Company’s shares on The Toronto Stock Exchange over the 10 day trading period preceding the granting thereof).

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® and Tré Limone™ which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

(signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)
Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE™ and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.